United States securities and exchange commission logo





                          February 8, 2021

       John Ho
       Chief Executive Officer
       Landsea Homes Corp
       660 Newport Center Drive,
       Suite 300
       Newport Beach, CA 92660

                                                        Re: Landsea Homes Corp
                                                            Form S-1
                                                            Filed January 29,
2021
                                                            File No. 333-252569

       Dear Mr. Ho:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael E. Flynn, Esq.